SYMYX TECHNOLOGIES, INC.

Annual Report 2002


PE
12-31-02
APR 1 1 2003
03055760
PROCESSED
APR 14 2003
THOMSON
FINANCIAL

Paths to Commercialization

Symyx Technologies, the innovator and leader in high-throughput materials discovery, has built an unparalleled platform for increasing research productivity in the life science, chemical, and electronics industries. As the pioneer in the field, we have developed a comprehensive portfolio of intellectual property, encompassing more than 90 issued patents and over 390 patent applications covering our methods, our technologies and our discoveries. We have established distinct and complementary paths for commercializing this patent portfolio: research collaborations with industry leaders, sales of Discovery Tools® synthesis and screening systems, and licensing our discovered materials and methodology patents. This diversified business model provides multiple sources of revenue to support innovation and to fuel growth.

INDUSTRY COLLABORATIONS

DISCOVERY TOOLS

INTELLECTUAL PROPERTY

LICENSING: MATERIALS

LICENSING: PATENTS

INDUSTRY COLLABORATIONS

We collaborate with leading life science, chemical and electronics companies which leverage our unique technology platform to discover new materials. In this area, we perform research for customers in exclusive fields of strategic interest in return for profitable research funding and downstream royalties or other payments on the commercialization of materials we discover. The intellectual property generated in our collaborative programs is a key strategic asset underpinning our business.

INTELLECTUAL PROPERTY

Our Industry Collaborations business is the engine that drives the development of our intellectual property, including patents covering methods, hardware, software and discovered materials.

INDUSTRY COLLABORATIONS

Companies that form a research collaboration with Symyx have immediate access to our highest-throughput systems, capable of delivering results hundreds to thousands of times faster than traditional research methods, at a fraction of the cost per experiment. As a result, our partners can dramatically increase their rate of innovation through the number of experiments executed, select the best candidate for development, and shorten the time to market – competitive advantages that are critical to survival in an era of economic pressure.

Much of our collaborative research is focused on the chemical industry, where companies turn to us for technology innovations to help them address rising costs and manufacturing challenges from low-cost producers overseas. In these collaborations, we apply proprietary high-speed technologies to make breakthrough discoveries leading to improved commercial processes and materials. We are working with Celanese, The Dow Chemical Company, ExxonMobil Chemical, and other leading companies to discover catalysts for the manufacture of polyolefins and a variety of other commodity chemicals. The range of new technologies developed in these research collaborations – including instruments, software, methods and materials – results in a growing portfolio of intellectual property that creates downstream value for Symyx.

DISCOVERY TOOLS

Companies that purchase Discovery Tools systems from Symyx are able to implement combinatorial and high-throughput methods at a great time and cost savings compared to developing and building a system internally and taking a license to operate from Symyx. These complete workflows, aimed at accelerating discovery research as well as product optimization and process development, enable scientists to increase their research productivity up to 100-fold.

A growing part of our Discovery Tools business is focused on the pharmaceutical industry, where we offer high-throughput systems to accelerate the preclinical testing of drugs. To meet the need of pharmaceutical companies to advance drug candidates through the development process and into the clinic, we have developed the Discovery Tools Polymorph System, the Discovery Tools Solubility System, and the Discovery Tools Parallel Pressure Reactor (PPR®) System. These systems are designed to determine the optimal physical form of a drug candidate for clinical trials and the best manufacturing process to use for that candidate – critical steps in the drug development process. Our initial customers for these systems include Merck & Co., Eli Lilly and Company, and Amgen. We have also entered into polymorph testing collaborations with several other pharmaceutical and biotechnology companies with the goal that these relationships may lead to additional Discovery Tools system sales. In addition, we continue to expand our Discovery Tools business in the chemical field, with recent sales to The Dow Chemical Company, ExxonMobil Chemical, North Dakota State University, and an undisclosed company.

DISCOVERY TOOLS

Through our Discovery Tools business, we leverage the power of our inventions by selling complete workflow systems to pharmaceutical companies to speed and improve preclinical drug development, and to chemical companies for polyolefin and chemical research. These systems include instrumentation, such as reactors, screening systems, robots and analytical equipment, all integrated into workflows via Symyx' proprietary software, enabling smooth, bottleneck-free library design and synthesis, screening and analysis of the resulting data.



INTELLECTUAL PROPERTY

Behind our successful Discovery Tools program is a broad-based patent portfolio covering instrumentation, methodology, and software for managing each step of the workflow.


INTELLECTUAL PROPERTY
We discover and patent a range of materials in our Industry Collaborations and internal research programs, providing the foundation for potential future royalties.

LICENSING: MATERIALS

Our growing portfolio of discovered materials provides us with a broad array of licensing opportunities and offers a significant path to commercialization. From polymers for proteomics and genomics research to phosphors for X-ray storage to polyolefin catalysts, our discoveries demonstrate the ability of our high-speed research technologies to address a range of attractive markets in the life science, electronics and chemical fields. As a result, we have a growing pipeline of materials that have emerged from our discovery platform.

LICENSING: MATERIALS

Our pipeline of discovered materials provides compelling evidence that high-throughput, parallel experimentation can be successfully applied to the materials field. This pipeline has expanded to include materials at various stages of development and commercialization. Of these, two materials have reached the market: a coating polymer for proteomics arrays commercialized by our licensee Prolinx, Inc. on a non-exclusive basis, and an X-ray storage phosphor licensed to Agfa for use in its new computed radiography system, with installations planned for 2003. Because of its greater sensitivity, this phosphor provides for a significant reduction in X-ray dosage compared to conventional systems.

As of year-end 2002, our pipeline of discovered materials included 13 development candidates, several of which may be commercialized within the next two years, as well as eight emerging development candidates. One of these development candidates is a catalyst discovered for The Dow Chemical Company for use in the production of polyolefins that is targeted for market introduction in 2004. Going forward, we expect that royalties from the commercialization of Symyx-discovered materials will play an increasing role in the company's overall financial success.

LICENSING: PATENTS

We developed our patent licensing program to accommodate companies that want to implement combinatorial materials research on a smaller scale – generally increasing their research productivity by 10-fold. Since our licenses are limited by the number of scientists or number of experiments, this approach complements our other businesses by targeting research programs that may otherwise be too small to warrant investment in Industry Collaborations or Discovery Tools. In this manner, companies can benefit from our inventions by licensing our patents and patent applications for an annual fee.

This licensing program has already demonstrated its ability to generate near-term revenues and to attract new customers. Symyx has signed patent licensing agreements with General Electric Company, Bayer AG, and a third undisclosed company. In addition, we have patent licensing agreements, including patents, patent applications and know-how, with several instrumentation companies that manufacture and sell instruments based on aspects of our proprietary instrumentation and software. These strategic partners include Argonaut Technologies (Endeavor® parallel pressure reactor), Kurt J. Lesker Company (thin film deposition tools), Polymer Laboratories, Ltd. (polymer measurement technologies), Zinsser Analytic GmbH (Symyx Technologies Library® Studio software), and Zeton Altamira (Celero™ multi-channel fixed bed reactor).

INTELLECTUAL PROPERTY

Our licensing business recently expanded to provide companies with an additional path to access our breakthrough technology – by licensing our intellectual property covering combinatorial research methodologies.

LICENSING: PATENTS

Launched in mid-2002, our patent licensing program leverages Symyx' established leadership in the field of high-speed materials discovery, including our broad-based research capabilities, validated instruments and software, and extensive know-how. Created to give companies selective access to our broad methodology patents, this program offers a constructive way to uphold the value of our intellectual property portfolio while expanding the ways in which we can work with potential customers.

POWERFUL MARKETS

Symyx' high-speed research approach is revolutionizing materials discovery in three dynamic industries: chemicals, life sciences, and electronics. A single discovery can transform these industries, representing extremely large markets of over a billion dollars in annual sales.

Chemicals

Catalysts and other chemical materials have demonstrated significant opportunities for success, such as DuPont's nylon, which revolutionized the household, automotive and clothing industries, and UOP's platforming catalyst, which eliminated the need for lead in gasoline and allowed the production of high-octane gasoline. Our Industry Collaborations business focuses primarily on the discovery of catalysts for the manufacture of polyolefins and commodity chemicals with large potential markets.

Life Sciences

With drug development costs approaching one billion dollars per drug and development timelines nearing a decade, pharmaceutical companies are under intense pressure to accelerate their processes and increase their probability of success. Through our Discovery Tools business, we are offering these companies the first high-throughput systems that automate a critical step of the drug development process – determining the optimal crystalline form, or polymorph, of a compound. Choosing the right salt and polymorphic form of a drug can enhance its bioavailability, solubility, shelf life, formulation properties, and even patent status.

Electronics

New discoveries in electronic materials can open the doors not just to new products but also to new industries, such as Nichia's discovery of a blue light-emitting diode for novel optical and lighting applications. We are focusing on discovering a range of electronic materials for markets as diverse as lighting, semiconductor manufacturing, and battery materials in our research partnerships with electronics companies and in some of our internal programs.





LIFE SCIENCES
INDUSTRY COLLABORATIONS
DISCOVERY TOOLS
CHEMICALS
ELECTRONICS
Celanese
Dow
ExxonMobil
Rhodia
Undisclosed
Amgen
Lilly
Merck
Aventis
Dow
ExxonMobil
GIRSA
IMP
NDSU
Sumitomo
Osram
Undisclosed
Celanese
Dow
Undisclosed
ABI
Prolinx
Unilever
AGFA
Dow
Kurt J. Lesker
Bayer
GE
Polymer Labs
Zeton Altamira
Zinsser Analytic
Argonaut
Undisclosed
LICENSING: MATERIALS
LICENSING: PATENTS

LETTER TO OUR STOCKHOLDERS

STEVEN GOLDBY

JERYL L. HILLEMAN

W. HENRY WEINBERG, PH.D.

ISY GOLDWASSER



In 2002, we continued to demonstrate our ability to provide value to our customers and to translate that value into ongoing business growth.



12


4
9
10
Electronics
Chemicals
Life Sciences
DISCOVERED
MATERIALS
(by Industry)
12-31-02
5
35
90
'00
'01
'02
ISSUED PATENTS
ON FILE
(U.S. & European)

Symyx' accomplishments in 2002 strengthened our global leadership in high-throughput materials research. Despite a challenging business climate, we grew total revenues to $65 million and more than doubled last year's operating income. Equally important, we expanded our customer base, advanced our technology, and increased our intellectual property portfolio to 90 issued patents and over 390 patent applications on file worldwide. Recognizing the strategic value of our comprehensive patent position, we also diversified our business model to include limited licensing of our methodology patents to attract new customers and strengthen ties to existing ones.

Going forward, we believe that our strong intellectual property position, combined with our proven technologies and software, will continue to drive growth in all of our businesses – Licensing of Discovered Materials and Patents, Discovery Tools, and Industry Collaborations.

Realizing Value from Our Intellectual Property

Our ongoing efforts to build a comprehensive intellectual property portfolio were rewarded in 2002 with the granting of 49 new U.S. and European patents, more than doubling our 2001 number. Our patent portfolio is the largest in the field of combinatorial materials discovery, giving us a major strategic asset that supports all of our businesses.

To leverage the value of our proprietary leadership, we expanded our licensing business in mid-2002 to include the licensing of our methodology patents and patent applications to companies interested in


$43.3
$60.0
$64.8
REVENUE
(in millions)
'00
'01
'02


($7.2)
$2.2
$4.7
OPERATING INCOME
(in millions)
'00
'01
'02

adopting our approach in their own limited research programs. This new patent licensing activity provides a different, complementary way for us to work with both new and existing customers while adding a new revenue stream into our business mix. We have completed patent licensing agreements with three companies to date – the General Electric Company, Bayer AG, and a third, undisclosed partner – and believe that a strong interest in our technology and the increasing breadth of our intellectual property portfolio will lead to more such agreements in the future.

In materials licensing, we expanded our product pipeline at year-end to include 23 materials at various stages of development and commercialization. Our strategy is to license our discovered materials in return for royalties once the materials are commercialized. Two of these materials are in commercial use – a novel polymer used in a protein array marketed by Prolinx, Inc., and an X-ray storage phosphor incorporated into a computed radiography system marketed by Agfa. The remaining materials include 13 development candidates, many of which have near-term commercialization potential, and eight emerging development candidates. Further, our ongoing collaborative and internal research programs should continue to provide additional discoveries targeting strategic markets.

Expanding Our Customer Base for Discovery Tools

Our Discovery Tools business continued to grow in 2002, driven primarily by sales of our high-throughput systems for accelerating the preclinical development of drugs. Designed to rapidly identify optimal crystalline salt and polymorphic forms of lead compounds, these systems address a critical bottleneck in the drug development process and demonstrate our ability to innovate to meet specific customer needs. During the year, we delivered Discovery Tools Polymorph Systems to both Merck & Co. and Eli Lilly and Company, as well as Discovery Tools Solubility Systems to Merck, Lilly and Amgen. We believe our unique solutions for speeding preclinical drug development will attract a number of new pharmaceutical and biotechnology customers in the coming year.

We also continued to expand our Discovery Tools business in the chemical field, where we sell automated systems for chemical, polymer and polyolefin research. We were pleased to add our first academic customer – North Dakota State University – which has purchased four Discovery Tools modules to enhance its polymer research program. We also delivered new modules to The Dow Chemical Company and ExxonMobil Company for expanding their existing Discovery Tools systems, and a system to an undisclosed company.

Strategically Growing Our Industry Collaborations

Our major collaborations are with chemical companies, whose spending was adversely affected by economic conditions in 2002. In spite of these challenges, we continue to be a critical source of technology innovation for these companies, four of which extended their relationships with us in the past year: Dow, ExxonMobil, Rhodia S.A., and an undisclosed company. Because of our advanced capabilities in catalysis, the quality of the projects available, and attractive end markets with royalty potential, we continue to believe this is an important area of focus for Symyx.


NET INCOME
(in millions)
($1.0)
$6.3
$5.3
'00
'01
'02


DILUTED EARNINGS PER SHARE
($0.03)
$0.20
$0.17
'00
'01
'02

In addition, we are committed to building relationships with pharmaceutical and biotechnology companies. In the past year, we entered into polymorph and salt selection testing collaborations with a number of pharmaceutical and biotechnology companies, with the goal of developing sales of Polymorph and Solubility systems. Going forward, we will seek to grow our collaborations business strategically, since the intellectual property that fuels our overall success is generated in these research programs.

Looking Ahead

We are optimistic about our prospects for 2003 and beyond. We anticipate that our partners will continue to advance our discovered materials toward and into the market. We also expect to sign new patent licensing agreements, expand our research collaborations, secure additional Discovery Tools sales, and add new discoveries to our product pipeline. Underlying these objectives is our ongoing emphasis on technology creation and the expansion of our intellectual property portfolio – the source of our leadership to date and the key to generating value for our customers, partners, stockholders and employees.

Steven Goldby

Steven Goldby
Chairman and Chief Executive Officer
Symyx Technologies, Inc.

FINANCIALS

CONTENTS FOR SUMMARY FINANCIAL INFORMATION

The following selected historical information has been derived from the audited financial statements of the Company. The financial information as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 are derived from audited financial statements included on pages 29 to 47 in this Annual Report. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 19 to 28 and the audited financial statements.

	For the Years Ended December 31,				
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:	1998	1999	2000	2001	2002
(In thousands, except per share data)					
Revenues:					
Service revenues	$ 13,787	$ 30,497	$ 34,999	$ 42,629	$ 35,397
Product sales	—	—	5,919	14,216	25,877
Royalties and license fees	—	—	2,400	3,175	3,547
Total Revenues	13,787	30,497	43,318	60,020	64,821
Operating expenses:					
Cost of products sold	—	—	2,775	6,591	6,239
Research and development	17,813	26,628	35,898	38,718	39,307
Sales, general and administrative	4,515	7,624	11,798	12,524	14,592
Total operating expenses	22,328	34,252	50,471	57,833	60,138
Income (loss) from operations	(8,541)	(3,755)	(7,153)	2,187	4,683
Interest income	1,117	2,542	7,155	6,117	3,269
Interest and other expense	(731)	(934)	(924)	(660)	(9)
Income (loss) before income tax expense	(8,155)	(2,147)	(922)	7,644	7,943
Income tax expense	—	—	—	1,306	2,657
Net income (loss)	$ (8,155)	$ (2,147)	$ (922)	$ 6,338	$ 5,286
Basic net income (loss) per share	$ (2.13)	$ (0.27)	$ (0.03)	$ 0.21	$ 0.17
Shares used in computing basic net income (loss) per share	3,829	8,087	28,873	29,904	30,647
Diluted net income (loss) per share	$ (2.13)	$ (0.27)	$ (0.03)	$ 0.20	$ 0.17
Shares used in computing diluted net income (loss) per share	3,829	8,087	28,873	31,196	31,638

	December 31,				
CONSOLIDATED BALANCE SHEET DATA:	1998	1999	2000	2001	2002
(In thousands)					
Cash, cash equivalents and available-for-sale securities	$ 35,121	$ 119,270	$ 111,040	$ 113,326	$ 118,020
Working capital	15,701	102,093	98,139	101,925	117,904
Total assets	52,903	148,305	146,221	151,070	157,368
Long-term obligations, less current portion	7,591	6,729	3,010	—	—
Total stockholders' equity	36,166	119,943	123,651	134,497	145,483

Forward Looking Statement

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Annual Report contain forward-looking statements that involve risks and uncertainties. These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. All forward-looking statements included in this document are based on our current expectations, and we assume no obligation to update any such forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our businesses include but are not limited to (1) market acceptance of our products and services; (2) uncertainties relating to the pace, quality or number of discoveries of new materials; (3) the dependence on collaborators to successfully commercialize products; (4) uncertainties of patent protection and litigation; (5) future growth strategy; (6) general economic conditions in the United States and in major European and Asian markets; (7) exposure to risks associated with export sales and operations; (8) natural disasters, power failures and other disasters; and (9) other factors that might be described from time to time in our periodic filings with the Securities and Exchange Commission and include those set forth under "Risk Factors" in our Annual Report on Form 10-K for fiscal year 2002 and elsewhere in this Annual Report.

All percentage amounts and ratios were calculated using the underlying data in thousands. Operating results for the year ended December 31, 2002, are not necessarily indicative of the results that may be expected for future fiscal years. The following discussion and analysis should be read in conjunction with our historical financial statements and the notes to those financial statements that are included on pages 29 to 47 in this Annual Report.

Overview

To date, our revenues and cash flows from operations have come from research collaborations with large chemical, life science and electronics companies, sale of instruments, and licensing of intellectual property, materials and software, and government grants. Approximately 25 leading chemical, life science and electronics companies are among our base of worldwide partners, customers and licensees. We expect that our cash flows and revenue for 2003 will be comprised in large part of payments to be made and revenue to be earned under research and development collaborations together with product revenue from our Discovery Tools business and license fees from our Intellectual Property and Materials Licensing business.

We have invested heavily in establishing the technology, instrumentation and informatics necessary to pursue high throughput discovery of materials. These materials include catalysts to manufacture commodity chemicals and polyolefins, polymers and phosphors for life science and industrial applications, and specialized materials for electronics applications.

Despite challenges in the overall business climate, we generated revenues of $64.8 million, an increase of 8% over 2001. We ended the year with net income of $5.3 million, or $0.17 per share on a diluted basis. In addition, we generated positive cash flow, ending the year with $118.0 million in cash, cash equivalents and available-for-sale securities.

Our revenue increased from $43.3 million in 2000 to $60.0 million in 2001 to $64.8 million in 2002. Operating expenses increased from $50.5 million in 2000 to $57.8 million in 2001 to $60.1 million in 2002. Our total headcount increased from 193 employees at the end of 2000 and to 204 employees at the end of 2001 to 213 employees at the end of 2002.

As of December 31, 2002, our accumulated deficit was approximately $8.4 million. We may incur additional operating losses as we continue to expand staffing, equipment and facilities. See "Factors Affecting Future Results."

We expect to continue to make significant investments in research and development to enhance our technologies, including for the development of new instruments and software. In addition, our strategy is to expand our operations and to continue to build our research and development, business development and marketing efforts.

Critical Accounting Policies

Symyx' financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). Note 1 to the Consolidated Financial Statements included in this Annual Report, describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. Preparing financial statements and related disclosures requires management to exercise judgment in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Estimates are used for, but not limited to, revenue recognition, establishing the warranty expense accrual, establishing slow-moving, obsolete and excess inventory reserves, determining when technical feasibility for our software products has been achieved and accounting for income taxes. The following critical accounting policies, among others, are impacted significantly by judgments, estimates and assumptions used in the preparation of the Consolidated Financial Statements.

SOURCE OF REVENUES AND REVENUE RECOGNITION POLICY

Service revenue consists of research and development funding received from collaborative partners as well as government grants received for proprietary materials research. Product revenue consists of payments from customers for Discovery Tools systems and consumables. Royalties and license fees include fees for licensing of our intellectual property, proprietary materials and technology license payments and royalties on laboratory instruments and software sold under license by third parties.

We recognize revenue from research collaboration agreements and government grants as earned upon performance of the services specified in the agreements. Payments received that are related to future performance are deferred and recognized as revenue as the performance requirements are fulfilled. As of December 31, 2002, we had deferred revenues of approximately $3.0 million, compared with $6.6 million at December 31, 2001. The terms of our collaboration agreements generally require us to perform minimum levels of research.

We recognize revenue from the sale of Discovery Tools, and all related costs of products sold are expensed, once customer acceptance has been achieved. A warranty expense accrual is established at the time of customer acceptance. If there are extended payment terms, we recognize product revenue as these payments become due. We consider all arrangements with payment terms extending beyond 12 months not to be fixed or determinable. Accordingly, the cost of products sold as a percentage of product revenue will fluctuate from one period to the next based on the timing of when extended payments are due as well as the mix of products sold.

We recognize license fee revenues for licenses to our intellectual property when earned under the terms of the agreements. Generally, revenue is recognized upon transfer of the license unless we have continuing obligations for which fair value cannot be established, in which case the revenue is recognized over the period of the obligation. If there are extended payment terms, we recognize license fee revenue as these payments become due. We consider all arrangements with payment terms extending beyond 12 months not to be fixed or determinable. In certain licensing arrangements there is provision for a variable fee as well as a non-refundable minimum amount. In such arrangements, the amount of the non-refundable minimum guarantee is recognized upon transfer of the license unless we have continuing obligations for which fair value cannot be established and the amount of the variable fee in excess of the guaranteed minimum is recognized as revenue when it is fixed and determinable.

We recognize royalty revenues based on reported sales by third party licensees of products containing our materials, software and intellectual property.

Our sources of potential revenue for the next several years are likely to be:

- payments under existing and possible future collaborative arrangements;
- royalties from our partners based on revenues received from any products commercialized under those agreements;
- sales of Discovery Tools, other instruments and associated services; and
- licensing of software and intellectual property.

See Note 1 of Notes to Consolidated Financial Statements for a further discussion of our revenue recognition policies.

INVENTORIES

We carry our inventories at the lower of cost or market, cost being determined on a specific identification basis. We apply judgment in determining the provisions for slow-moving, excess and obsolete inventories based on historical experience and anticipated product demand.

WARRANTY EXPENSE ACCRUAL

A warranty expense accrual is established at the time of customer acceptance of a Discovery Tool system and is included as a cost of product sold. Management is required to exercise judgment in establishing the appropriate level of warranty expense accrual for each Discovery Tool system delivered. The actual results with regard to warranty expenditures could have a material unfavorable impact on us if system failures or the costs to repair systems are greater than our estimates.

RESEARCH AND DEVELOPMENT COSTS

Symyx accounts for research and development costs in accordance with several accounting pronouncements, including SFAS 2, Accounting for Research and Development Costs, and SFAS 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed. SFAS 86 specifies that costs incurred internally in creating a computer software product should be charged to expense when incurred as research and development until technological feasibility has been established for the product. Once technological feasibility is established, all software costs should be capitalized until the product is available for general release to customers. Judgment is required in determining when the technological feasibility of a product is established. Symyx has determined that technological feasibility for its software products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, the Company expenses all research and development costs when incurred.

ACCOUNTING FOR INCOME TAXES

Income taxes have been provided using the liability method. Our effective tax rate for fiscal year 2002 is based on our projection of the estimated future tax consequences of events that have been recognized in our financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could materially impact our financial position or results of operations. A deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. We provide a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized. Establishing this valuation allowance involves significant judgment, since we have a limited history of profitability and the period over which the potential future benefit from the deferred tax assets may be realized is quite long.

EMPLOYEE STOCK OPTIONS

We generally grant stock options to our employees for a fixed number of shares with an exercise price equal to the fair value of the shares on the date of grant. As allowed under the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for stock awards to employees. Accordingly, no compensation expense is recognized in our financial statements in connection with stock options granted to employees with exercise prices not less than fair value. Deferred compensation for options granted to employees is determined as the difference between the deemed fair market value of the Company's common stock on the date options were granted and the exercise price.

Deferred Compensation

Deferred compensation for options granted to employees has been determined as the difference between the deemed fair market value of our common stock on the date options were granted and the exercise price. Deferred compensation for options granted to consultants has been determined in accordance with Statement of Financial Accounting Standards No. 123 as the fair value of the equity instruments issued. Deferred compensation for options granted to consultants is periodically remeasured as the underlying options vest.

In connection with the grant of stock options to employees and consultants, prior to our initial public offering in 1999 we recorded deferred stock compensation of approximately $5.4 million. This amount was initially recorded as a component of stockholders' equity and is being amortized by charges to operations over the vesting period of the underlying options using the graded vesting method. We recorded amortization of deferred compensation of approximately $168,000 in 2002, $411,000 in 2001, and $760,000 in 2000. The amortization expense relates to options awarded to employees in all operating expense categories. See Note 4 of Notes to Consolidated Financial Statements.

Results of Operations

Comparison of Years Ended December 31, 2002 and 2001

REVENUES

Our total revenue in 2002 was $64.8 million, an increase of 8% from $60.0 million in 2001. This increase was due to the growth in our Discovery Tools business which generated $27.6 million of revenue in 2002 up from $14.5 million in 2001. Our revenue from research collaborations decreased from $42.6 million in 2001 to $33.8 million in 2002 due mainly to the expiration of a number of technology access fees in 2001 and the expiration and non-renewal of other contracts due largely to budget constraints being faced by our collaborative partners.

ExxonMobil Chemical Company, Eli Lilly and The Dow Chemical Company, accounted for 18%, 16%, and 13%, respectively, of total revenue for the year ended December 31, 2002. ExxonMobil Chemical Company, The Dow Chemical Company and Bayer accounted for 12%, 14%, and 13%, respectively, of revenue for the same period in 2001.

We segregate revenue by: Industry Collaborations, Discovery Tools and Licensing of Patents and Materials. Industry Collaborations revenue is further segregated into four categories for purposes of internal management reporting: Chemicals, Electronic Materials, Life Sciences and Industrial Polymers.

	Years Ended December 31,	
(In thousands)	**2002**	2001
Industry Collaborations:		
Chemicals	**$19,446**	$ 25,900
Electronic Materials	**5,933**	3,604
Life Science	**5,520**	7,606
Industrial Polymers	**2,900**	5,519
	33,799	42,629
Discovery Tools	**27,561**	14,466
Licensing of Patents and Materials	**3,461**	2,925
Total	**$64,821**	$ 60,020

INDUSTRY COLLABORATION REVENUE

The decrease in Chemicals revenue in 2002 was largely attributable to the conclusion of the technology access fees paid under the 1999 Bayer and Dow collaboration contracts and recognized over the life of those contracts and a reduction in the level of funding received from Dow and Celanese in 2002. The reduction in funding received in Chemicals due to the end of the Bayer Collaboration in December 2001 was offset by the increase in funding received under the ExxonMobil collaboration in 2002. The increase in Electronic Materials revenue in 2002 was mainly attributable to a research collaboration with an undisclosed partner. The decrease in Life Science revenue in 2002 resulted primarily from the conclusion of the Applied Biosystems collaboration at December 31, 2001 and the conclusion of the funding received from Merck under the Polymorph Systems development collaboration during 2002, partially offset by the addition of a number of new smaller collaborations. The decrease in Industrial Polymers revenue in 2002 resulted primarily from the expiration of the BASF and ICI collaborations in 2001.

Service revenue from research collaborations exceeded research and development costs for the years ended December 31, 2002 and 2001 primarily because of continued research contract profitability.

DISCOVERY TOOLS REVENUE

The increase in Discovery Tools revenue in 2002 was attributable mainly to the shipment of Discovery Tools™ Polymorph Systems to Merck and Eli Lilly and Discovery Tools™ Solubility Systems to Merck, Lilly and Amgen during 2002. We also shipped Discovery Tools Systems to North Dakota State University, an unnamed customer and The Dow Chemical Company in 2002. Discovery Tools revenue included $25,877,000 of product sales, $1,598,000 of service revenues, and $86,000 of software license revenue for the year ended December 31, 2002 and $14,216,000 of product sales and $250,000 of software license revenue for the year ended December 31, 2001.

LICENSING OF PATENTS AND MATERIALS

The increase in Licensing revenue in 2002 was due to the licensing of patents to General Electric, Bayer and an undisclosed licensee, together with a fully paid up license fee received from Argonaut Technologies, Inc. Licensing revenue for the year ended December 31, 2001 included advance royalty payments received under the ABI collaboration that expired on December 31, 2001.

COST OF PRODUCTS SOLD

Cost of products sold was $6.2 million, or 24% of product sales revenue for the year ended December 31, 2002, compared to $6.6 million, or 46% of product sales revenue for the year ended December 31, 2001. The decrease in the cost of products sold was due to the change in the product mix shipped in the respective years.

We have had limited sales of Discovery Tools systems and consumables to date, and the cost of products sold is expected to fluctuate from period to period and will be driven by the variability of product mix and sales volumes in each period.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development expenses consist primarily of salaries and other personnel-related expenses, facility costs, supplies, and depreciation of facilities and laboratory equipment.

The table below indicates the major collaborative partners, defined as those contributing greater than 10% of collaborative research revenue in 2002, for whom Symyx conducted research and development, together with the primary focus of the collaborations and the date upon which the current contract ends. Contracts may only be extended by mutual agreement between Symyx and the collaborative partner.

Partner	Current Research Contract Ends	Primary focus of collaborative efforts
ExxonMobil	12/31/2003	Production of olefins
Dow Chemical	6/30/2004	Polyolefins and pharmaceutical intermediates

We do not track fully burdened research and development costs or capital expenditures by project. However, we estimate based on Full Time Equivalent ("FTE") effort, that approximately 63% of research & development efforts in 2002 were undertaken for collaborative projects funded by our partners, and approximately 37% of research effort was on our own internally funded research including development costs related to our Discovery Tools business. This compares with approximately 78% of research & development efforts being undertaken for collaborative projects funded by our partners, and approximately 22% of research effort on our own internally funded research including development costs related to our Discovery Tools business during 2001. Due to the nature of our research and our dependence on our collaborative partners to commercialize the results of the research, we cannot predict with any certainty whether any particular collaboration or research effort will ultimately result in a commercial product and therefore whether we will achieve future milestones or royalty payments under our various collaborations.

Research and development expenses in 2002 were $39.3 million, compared with $38.7 million in 2001, an increase of $589,000 or 2%. The increase in 2002 was due primarily to increases in salaries and other personnel related costs, to support our additional collaborative and internal research efforts and development of Discovery Tools Systems.

Research and development expenses represented 61% of total revenues in 2002 and 65% of total revenues in 2001. The decrease as a percentage of revenue was due primarily to the increase in product sales revenue from our Discovery Tools business. Our core businesses are research to discover new materials, the sale of instruments and licensing of related software and licensing of intellectual property and materials discovered in our collaborative and internal research programs. Accordingly, we expect to continue to devote substantial resources to research and development, and we expect that research and development expenses will continue to increase in absolute dollars.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

Our sales, general and administrative expenses consist primarily of personnel costs for business development, legal, general management, finance and human resources, as well as payments of commissions to our sales agents and professional expenses, such as legal and accounting. Sales, general and administrative expenses in 2002 were $14.6 million, compared with $12.5 million in 2001, an increase of $2.1 million or 17%. These increases were primarily due to the addition of a number of business development staff and their associated costs to manage and support our growth, increased salaries and benefit costs and the payments of commissions on the sales of Discovery Tool systems in Japan and on the licensing of intellectual property.

Sales, general and administrative expenses represented 23% of total revenues in 2002 and 21% of total revenues in 2001. We expect that our sales, general and administrative expenses will increase in absolute dollar amounts as we continue to expand our business development and administrative staff, support existing and expanded laboratory and engineering facilities, and incur escalating insurance and other administrative costs.

NET INTEREST INCOME (EXPENSE)

Net interest income (expense) represents interest income earned on our cash and available-for-sale securities net of interest expense on equipment financing loans. Interest income was $3.3 million in 2002, compared with $6.1 million in 2001. This decrease was due to lower interest rates in 2002. Amounts owed under equipment financing loans used to partially fund our initial acquisition of equipment were fully repaid at December 31, 2001, resulting in interest expense decreasing to $9,000 in 2002 from $660,000 in 2001.

PROVISION FOR INCOME TAXES

We recorded an income tax expense of $2.7 million in 2002 and $1.3 million in 2001. The effective tax rate was 33.5% for fiscal year 2002 and 17.1% for fiscal year 2001. The increase in our effective tax rate in 2002 is due to the fact that we had largely utilized our net operating loss carryforwards as of December 31, 2001. We do not have a sufficient history of profitability to fully benefit all our deferred tax assets at this time. The largest component of our unbenefited deferred tax assets arises because our depreciation expense for accounting purposes is substantially higher than our tax depreciation expense. Until we have a more established history of profitability, we will not be sufficiently confident of receiving the full benefit of these future income tax deductions.

As of December 31, 2002, we had net deferred tax assets of approximately $1.4 million. Our net deferred tax assets primarily relate to revenue that has been recognized for income tax purposes but deferred for financial reporting purposes together with reserves and accruals that have been recognized for financial reporting purposes but not for income tax purposes. At December 31, 2002, we had federal net operating loss carryforwards of approximately $144,000. The net operating loss carryforwards will expire in 2020, if not utilized. The valuation allowance for deferred tax assets includes approximately $352,000 attributable to stock option deductions, the benefit of which will be credited to stockholders' equity upon realization. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Comparison of Years Ended December 31, 2001 and 2000

REVENUES

Our total revenues in 2001 was $60.0 million, an increased of 39% from $43.3 million in 2000. This increase was due mainly to the growth in our Discovery Tools business which generated $14.5 million of revenue in 2001 up from $5.9 million in 2000. The remainder of the increase in revenue was attributable to the addition of new and expanded research collaborations with companies in the Chemicals industry.

Applied Biosystems, Bayer, Celanese, ExxonMobil and The Dow Chemical Company accounted for 7%, 13%, 9%, 12% and 14% of total revenue for the 12 months ended December 31, 2001, and 11%, 20%, 11%, 0% and 22% of revenue for the same period in 2000.

	Years Ended December 31,	
(In thousands)	2001	2000
Industry Collaborations:		
Chemicals	$ 25,900	$ 21,124
Electronic Materials	3,604	3,350
Life Science	7,606	3,560
Industrial Polymers	5,519	6,965
	42,629	34,999
Discovery Tools	14,466	5,919
Licensing of Patents and Materials	2,925	2,400
Total	$ 60,020	$ 43,318

INDUSTRY COLLABORATION REVENUE

The increase in Industry Collaboration revenue for the year ended December 31, 2001 compared to 2000 was largely attributable to new research collaborations initiated with Chemical companies such as ExxonMobil and Life Science companies such as Merck.

Service revenue from research collaborations exceeded research and development costs for the year ended December 31, 2001 primarily because of increasing research contract profitability. The excess of research and development costs over research revenue during the year ended December 31, 2000 was primarily due to the research costs associated with internal projects in our Proprietary Materials business and the development costs associated with the initiation of our Discovery Tools business.



DISCOVERY TOOLS REVENUE

The increase in Discovery Tools revenue for the year ended December 31, 2001 compared to 2000 was attributable mainly to the shipment of a Discovery Tools™ Polyolefins System to ExxonMobil Chemical Company, a Discovery Tools™ Polymerization System to Sumitomo, a Discovery Tools™ Polymerization System to GIRSA and a Discovery Tools Rapid◊GPC™ System to GIRSA. Discovery Tools revenue included $14,216,000 of product sales and $250,000 of software license revenue for the year ended December 31, 2001.

LICENSING OF PATENTS AND MATERIALS

The increase in Licensing revenue for the year ended December 31, 2001 compared to 2000 was due to the licensing fee received from Zeton and Argonaut Technologies, Inc and licensing of intellectual property to Bayer.

COST OF PRODUCTS SOLD

Cost of products sold was $6.6, or 46% of product sales revenue for the year ended December 31, 2001, compared to $2.8 million, or 47% of product sales revenue for the year ended December 31, 2000.

The increase in cost of products sold in the year ended December 31, 2001 was largely attributable to the Discovery Tools Polyolefins systems delivered to ExxonMobil Chemical Company, the Discovery Tools Rapid◊GPC™ system delivered to GIRSA and the Discovery Tools Polymerization systems delivered to both GIRSA and Sumitomo Chemical Company, Ltd.

RESEARCH AND DEVELOPMENT EXPENSES

Our research and development expenses consist primarily of salaries and other personnel-related expenses, facility costs, supplies, and depreciation of facilities and laboratory equipment.

Research and development expenses in 2001 were $38.7 million, compared with $35.9 million in 2000, an increase of $2.8 million or 8%. The increase in 2001 was due primarily to increases in salaries and other personnel related costs, facilities costs and chemical and scientific supplies costs to support our additional collaborative and internal research efforts. These increases were partially offset by decreases in the use of consultants, outside research services and the deferred compensation charge.

Research and development expenses represented 65% of total revenues in 2001 and 83% of total revenues in 2000. The decrease as a percentage of revenue was due primarily to revenue increases associated with the addition of significant contracts and a reduction in outside research and consultant costs in 2001. Our core businesses are research to discover new materials and the sale of instruments and related software licenses. Accordingly, we expect to continue to devote substantial resources to research and development, and we expect that research and development expenses will continue to increase in absolute dollars.

SALES, GENERAL AND ADMINISTRATIVE EXPENSES

Our sales, general and administrative expenses consist primarily of personnel costs for business development, legal, general management, finance and human resources, as well as professional expenses, such as legal and accounting. Sales, general and administrative expenses in 2001 were $12.5 million, compared with $11.8 million in 2000, an increase of $726,000 or 6%. This increase was primarily due to increased salaries and the addition of a number of business development staff and their associated costs to manage and support our growth. This increase was partially offset by a decrease in the deferred compensation charge.

Sales, general and administrative expenses represented 21% of total revenues in 2001 and 27% of total revenues in 2000.

NET INTEREST INCOME (EXPENSE)

Net interest income (expense) represents interest income earned on our cash and available-for-sale securities net of interest expense on equipment financing loans. Interest income was $ 6.1 million in 2001, compared with $7.2 million in 2000. This decrease was due to lower interest rates in 2001. Interest expense decreased to $660,000 in 2001 from $924,000 in 2000. This decrease was due to a reduction in the outstanding balances of equipment financing loans used to partially fund our original acquisition of equipment. At December 31, 2001 we had fully repaid amounts owed under these equipment-financing loans.

PROVISION FOR INCOME TAXES

We recorded an income tax provision of $1.3 million in 2001. The provision differs from the expected tax liability at a statutory rate primarily due to the realization of previously unbenefited deferred tax assets.

There was no provision for income taxes for the year ended December 31, 2000 due to operating losses.

As of December 31, 2001, we had net deferred tax assets of approximately $2.0 million. Our net deferred tax assets primarily relate to revenue that has been recognized for income tax purposes but deferred for financial reporting purposes. At December 31, 2001, we had federal net operating loss carryforwards of approximately $6.3 million. The net operating loss carryforwards will expire in 2020, if not utilized. The valuation allowance for deferred tax assets includes approximately $2.4 million attributable to stock option deductions, the benefit of which will be credited to stockholders' equity upon realization. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before utilization.

Equity Compensation Plan Information

The following table provides information as of December 31, 2002 with respect to our shares of common stock that may be issued under our existing equity compensation plans.

	A	B	C
Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column A)
Equity Compensation Plans Approved by Stockholders[1]	5,376,981[3]	$25.21	1,939,714[4]
Equity Compensation Plans Not Approved by Stockholders[2]	—	$ —	1,000,000
Total	5,376,981	$25.21	2,939,714

[1] Consists of the 1996 Stock Option Plan, 1997 Stock Option Plan and the 1999 Employee Stock Purchase Plan.

[2] Consists solely of the 2001 Non-statutory Stock Option Plan. At December 31, 2002, no options have been granted under this Plan.

[3] Excludes purchase rights accruing under our 1999 Employee Stock Purchase Plan which has a stockholder approved reserve of 1,011,739 shares. Under the 1999 Employee Stock Purchase Plan, each eligible employee may purchase up to a maximum of 10,000 shares per annum of common stock at semi-annual intervals on the last U.S. business day of April and October each year at a purchase price per share equal to 85% of the lower of (i) the closing selling price per share of common stock on the employee's entry date into the two-year offering period in which that semi-annual purchase date occurs or (ii) the closing selling price per share on the semi-annual purchase date. Eligible employees may defer up to 10% of their salary, but not to exceed $25,000 worth of stock in any calendar year, to purchase shares under this Plan.

[4] Consists of shares available for future issuance under our 1996 Stock Option Plan, 1997 Stock Option Plan and the 1999 Employee Stock Purchase Plan. As of December 31, 2002, an aggregate of 1,011,739 shares of common stock were available for issuance under the 1999 Employee Stock Purchase Plan and 927,975 shares of common stock were available for issuance under the 1996 Stock Option Plan and 1997 Stock Option Plan. The 1999 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the Plan on the first day of each fiscal year, equal to the lesser of 1% of the outstanding shares of common stock on the first day of the fiscal year, 350,000 shares, or a lesser amount as determined by our board of directors. The 1997 Stock Option Plan provides for an annual increase in the number of shares of common stock reserved for issuance equal to the lesser of 1,500,000 shares, 4% of the outstanding shares on the date of the annual increase, or a lesser amount as determined by our board of directors.

Recent Developments

In January 2003, we incorporated, under the laws of the State of California, a wholly owned subsidiary, Symyx Discovery Tools, Inc. Symyx Discovery Tools, Inc. has been established for the purpose of handling all sales, distribution and after sales support and maintenance functions relating to our existing Discovery Tools business.

In January 2003, we incorporated, under the laws of the State of Delaware, a wholly owned subsidiary, Symyx Therapeutics, Inc. Symyx Therapeutics, Inc. has been established for the purpose of exploiting our technology for certain therapeutic applications.

Recent Accounting Pronouncements

In November 2002, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect that the adoption of EITF 00-21 will have a significant impact on our consolidated financial statements.

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement No. 146 states that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over a period of time. The standard will apply to us effective for exit or disposal activities initiated after December 31, 2002. We do not believe there will be a material effect from the adoption of this new standard.



On December 31, 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 requires accounting policy note disclosures to provide the method of stock option accounting for each year presented in the financial statements and, for each year until all years presented in the financial statements recognize the fair value of stock-based compensation. Also, SFAS No. 148 provides two additional transition methods that eliminate the ramp-up effect resulting from applying the expense recognition provisions of SFAS No. 123. The transition provisions and annual statement disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim statement disclosure requirements are effective for the first interim statement that includes financial information after December 15, 2002. We do not believe there will be a material financial effect from the adoption of this new standard unless we were to make a change in our accounting policy and account for stock option grants as compensation expense.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for financial statements of periods that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. We have no guarantees of indebtedness that would be affected by FIN 45. FIN 45 also incorporates accounting for indemnities given in connection with licensing of intellectual property and we are still assessing the potential impact this may have on our future results from operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. The Company does not believe there will be a material effect upon its financial condition or results of operations from the adoption of the provisions of FIN 46.

Liquidity and Capital Resources

This section discusses the effects of the changes in our balance sheets, cash flows, and commitments on our liquidity and capital resources.

BALANCE SHEET AND CASH FLOWS

We had positive cash flow for the year ended December 31, 2002 and finished the year with cash, cash equivalents and available-for-sale securities of approximately $118.0 million, an increase of $4.7 million from December 31, 2001.

In prior years, we had financed our operations primarily through research and development funding from collaborative partners, net proceeds from our initial public offering of $81.4 million and, prior to the initial public offering, private placements of preferred stock totaling $52.2 million, and to a lesser extent, equipment financing loans. During 2001, we completely paid off the remaining $6.7 million of debt that was incurred to fund capital expenditures in the early stages of operation. As of December 31, 2002, Symyx had no long-term liabilities.

Our operating activities provided $9.7 million, $16.7 million and $1.7 million of cash in 2002, 2001 and 2000, respectively. The sources of cash for the three years were primarily the receipt of research and development funding from collaborative partners and revenue from product sales and intellectual property licensing, partially offset by operating expenses.

Net cash used in investing activities was $1.6 million, $8.6 million and $19.2 million in 2002, 2001 and 2000, respectively. The fluctuations from period to period are due primarily to the timing of purchases, sales and maturity securities and purchases of property and equipment. We expect to continue to make significant investments in the purchase of property and equipment to support our expanding operations.

Financing activities provided cash of $2.0 million in 2002 and used cash of $3.2 million and $806,000 in 2001 and 2000, respectively. These amounts are primarily the proceeds from the exercise of stock options and sale of stock under the Employee Share Purchase Plan in each of the three years, offset by partial repayments of equipment and leasehold improvement loan financing in each of 2001 and 2000. The fluctuations from year to year are due primarily to the fact that during the fourth quarter of 2001 we repaid all remaining amounts outstanding under loan financings.

Current liabilities decreased by approximately $4.7 million at December 31, 2002 as compared to December 31, 2001. The decrease was due primarily to a decrease in deferred revenue and income taxes payable partially offset by an increase in the warranty reserve at December 31, 2002. Deferred revenue decreased at December 31, 2002 as compared to December 31, 2001 due to the timing of the receipt of advance deposits for Discovery Tools systems. Deferred revenue at December 31, 2001 included a significant deposit toward a Discovery Tools Polymorph system that was delivered to the customer in the final quarter of 2002. Income taxes payable decreased at December 31, 2002 compared to December 31, 2001 as the benefit relating to stock option deductions was reclassified from income tax payable to equity. Our warranty expense accrual at December 31, 2002 is higher than December 31, 2001, reflecting an increase in our installed base of Discovery Tools Systems subject to warranty.

BACKLOG

As of December 31, 2002, our customers have contractually committed to future funding of approximately $20.9 million for the purchase by customers of Discovery Tools systems, licenses to our intellectual property and for research and development with existing collaborative partners, excluding milestone payments which are contingent upon the success of the research.

COMMITMENTS

As of December 31, 2002 and 2001, our principal commitments were $15.2 million and $17.2 million, respectively. Principal commitments consisted of our obligations under operating leases. We will satisfy these obligations as they become due over the next eight years.

Future commitments under the operating leases for our facilities are as follows (in thousands):

Years ending December 31,	
2003	1,991
2004	2,063
2005	2,146
2006	2,232
2007	2,321
Thereafter	4,430
	$ 15,183

In March 2003, we exercised our option to purchase for $3.9 million the land and building at 3100 Central Expressway, Santa Clara, CA which houses our head office.

As of December 31, 2002, we have purchase commitments for inventory of approximately $388,000.

We believe that our current cash, available-for-sale securities balances and the cash flows generated by operations will be sufficient to satisfy our anticipated cash needs for working capital, capital expenditures, investment requirements, stock repurchases and other liquidity requirements associated with our existing operations for at least the coming year. Nonetheless, we may raise additional funds through public or private financing, collaborative relationships or other arrangements. We cannot assure you that additional funding, if sought, will be available on terms favorable to us. Further, any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. Collaborative arrangements may require us to relinquish our rights to some of our technologies or products. Our failure to raise capital when needed may harm our business and operating results.

A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of such businesses, products or technologies.

CONTINGENCIES

We are a party to a legal proceeding that has arisen in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, management does not expect this matter to have a material adverse effect on our consolidated financial position, results from operations or cash flows.

We carry insurance with coverages and coverage limits that we believe to be adequate. Although there can be no assurance that such insurance is sufficient to protect us against all contingencies, management believes that our insurance protection is reasonable in view of the nature and scope of our operations.

OFF BALANCE SHEET FINANCING AND RELATED PARTY TRANSACTIONS

Symyx has not entered into any off-balance sheet financing arrangements and has not established any special purpose entities as of December 31, 2002. Symyx has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets. The only transactions between Symyx and related parties during 2002 were:

- loans originally provided to certain employees and executive officers for the exercise of stock options prior to our initial public offering in 1999; and
- Mario M. Rosati, one of our directors, is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which has served as our outside corporate counsel since our formation and has received compensation at normal commercial rates for these services.

Dividend Policy

We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, to support the development of our business and do not anticipate paying any cash dividends in the foreseeable future.



Quantitative and Qualitative Disclosures About Market Risk

Our exposure to market risk is principally confined to our cash, cash equivalents and investments which have maturities of less than two years. We maintain a non-trading investment portfolio of investment grade, liquid debt securities that limits the amount of credit exposure to any one issue, issuer or type of instrument. At December 31, 2002 our investment portfolio comprised approximately $24.1 million in money market funds and $93.9 million in U.S. corporate debt and U.S. treasury securities. The securities in our investment portfolio are not leveraged, are classified as available for sale and are therefore subject to interest rate risk. We currently do not hedge interest rate exposure. If market interest rates were to increase by 100 basis points, or 1%, from December 31, 2002 levels, the fair value of our portfolio would decline by approximately $494,000. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus accrued interest.

Interest Rate Sensitivity:

Principal Amount by Expected Maturity (in thousands)

Average Interest Rate

	2003	2004	Total	Fair Value 12/31/02
Available-for-sale securities	$87,932	$ 6,808	$94,740	$ 93,885
Average interest rate	2.55%	2.39%	2.54%	



The Board of Directors and Stockholders
Symyx Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Symyx Technologies, Inc. as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Symyx Technologies, Inc. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Palo Alto, California
January 23, 2003



SYMYX TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share information)	December 31, 2002	2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 25,629	$ 15,621
Available-for-sale securities	92,391	97,705
Accounts receivable	6,697	454
Inventories	2,240	2,192
Interest receivable and other current assets	2,832	2,526
Total current assets	129,789	118,498
Property and equipment, net	24,196	28,532
Deferred tax and other assets	3,383	4,040
Total assets	$ 157,368	$ 151,070
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and other accrued liabilities	$ 4,511	$ 3,934
Accrued compensation and employee benefits	1,205	1,118
Income taxes payable	253	3,068
Deferred rent	1,003	842
Deferred revenue	3,014	6,637
Warranty expense accrual	1,899	974
Total current liabilities	11,885	16,573
Commitments		
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, issuable in series; no shares issued and outstanding.	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized; 30,920,499 and 30,613,967 shares issued and outstanding at December 31, 2002 and 2001, respectively	31	31
Additional paid-in capital	154,213	148,366
Stockholder notes receivable	(404)	(410)
Deferred stock compensation	(92)	(335)
Accumulated other comprehensive income	120	516
Accumulated deficit	(8,385)	(13,671)
Total stockholders' equity	145,483	134,497
Total liabilities and stockholders' equity	$ 157,368	$ 151,070

See accompanying notes.



	Years Ended December 31,		
(In thousands, except share and per share information)	**2002**	2001	2000
Revenues:			
Service revenues	**$ 35,397**	$ 42,629	$ 34,999
Product sales	**25,877**	14,216	5,919
Royalties and license fees	**3,547**	3,175	2,400
Total revenues	**64,821**	60,020	43,318
Operating expenses:			
Cost of products sold	**6,239**	6,591	2,775
Research and development	**39,307**	38,718	35,898
Sales, general and administrative	**14,592**	12,524	11,798
Total operating expenses	**60,138**	57,833	50,471
Income (loss) from operations	**4,683**	2,187	(7,153)
Interest income	**3,269**	6,117	7,155
Interest and other expense	**(9)**	(660)	(924)
Income (loss) before income tax expense	**7,943**	7,644	(922)
Income tax expense	**2,657**	1,306	—
Net income (loss)	**$ 5,286**	$ 6,338	$ (922)
Basic net income (loss) per share	**$ 0.17**	$ 0.21	$ (0.03)
Shares used in computing basic net income (loss) per share	**30,647**	29,904	28,873
Diluted net income (loss) per share	**$ 0.17**	$ 0.20	$ (0.03)
Shares used in computing diluted net income (loss) per share	**31,638**	31,196	28,873

See accompanying notes.

SYMYX TECHNOLOGIES, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(In thousands)	Preferred Stock		Common Stock	
	Shares	Amount	Shares	Amount
Balance at January 1, 2000	—	—	29,639	$ 30
Repurchase of common stock	—	—	(43)	—
Issuance of common stock on exercise of options	—	—	436	—
Issuance of common stock under employee share purchase plan	—	—	91	—
Issuance of common stock in exchange for acquired technology	—	—	16	—
Repayment of notes receivable	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—
Deferred stock compensation related to terminated employees	—	—	—	—
Comprehensive income (loss):				
Net income (loss) for the year ended December 31, 2000	—	—	—	—
Unrealized gain (loss) on available-for-sale securities	—	—	—	—
Comprehensive loss				
Balance at December 31, 2000	—	—	30,139	30
Repurchase of common stock	—	—	(12)	—
Issuance of common stock on exercise of options	—	—	387	1
Issuance of common stock under employee share purchase plan	—	—	100	—
Repayment of notes receivable	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—
Deferred stock compensation related to terminated employees	—	—	—	—
Tax benefit from employee stock option plans	—	—	—	—
Comprehensive income (loss):				
Net income (loss) for the year ended December 31, 2001	—	—	—	—
Unrealized gain (loss) on foreign currency translation	—	—	—	—
Unrealized gain (loss) on available-for-sale securities, net of applicable income taxes of $336	—	—	—	—
Comprehensive income				
Balance at December 31, 2001	—	—	30,614	31
Repurchase of common stock	—	—	(2)	—
Issuance of common stock on exercise of options	—	—	216	—
Issuance of common stock under employee share purchase plan	—	—	92	—
Repayment of notes receivable	—	—	—	—
Amortization of deferred stock compensation	—	—	—	—
Deferred stock compensation related to terminated employees	—	—	—	—
Tax benefit from employee stock option plans	—	—	—	—
Comprehensive income (loss):				
Net income (loss) for the year ended December 31, 2001	—	—	—	—
Unrealized gain (loss) on foreign currency translation	—	—	—	—
Unrealized gain (loss) on available-for-sale securities, net of applicable income taxes of $247	—	—	—	—
Comprehensive income				
Balance at December 31, 2002	—	—	30,920	$ 31

See accompanying notes.

Additional Paid-In Capital	Stockholder Notes Receivable	Deferred Stock Compensation	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
$ 142,048	$ (731)	$ (2,128)	$ (189)	$ (19,087)	$ 119,943
(50)	42	—	—	—	(8)
1,356	—	—	—	—	1,356
1,125	—	—	—	—	1,125
815	—	—	—	—	815
—	68	—	—	—	68
—	—	760	—	—	760
(546)	—	546	—	—	—
—	—	—	—	(922)	(922)
—	—	—	514	—	514
					(408)
144,748	(621)	(822)	325	(20,009)	123,651
(2)	—	—	—	—	(2)
2,093	—	—	—	—	2,094
1,267	—	—	—	—	1,267
—	211	—	—	—	211
—	—	411	—	—	411
(76)	—	76	—	—	—
336	—	—	—	—	336
—	—	—	—	6,338	6,338
—	—	—	(12)	—	(12)
—	—	—	203	—	203
					6,529
148,366	(410)	(335)	516	(13,671)	134,497
(1)	—	—	—	—	(1)
905	—	—	—	—	905
1,055	—	—	—	—	1,055
—	6	—	—	—	6
—	—	168	—	—	168
(75)	—	75	—	—	—
3,963	—	—	—	—	3,963
—	—	—	—	5,286	5,286
—	—	—	(1)	—	(1)
—	—	—	(395)	—	(395)
					4,890
$ 154,213	$ (404)	$ (92)	$ 120	$ (8,385)	$ 145,483

SYMYX TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	Years Ended December 31, 2002	2001	2000
OPERATING ACTIVITIES			
Net income (loss)	$ 5,286	$ 6,338	$ (922)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	11,067	9,807	6,477
Deferred compensation amortization	168	411	760
Deferred tax benefit	558	(2,046)	—
Tax benefit from employee stock options	3,963	336	—
Changes in assets and liabilities:			
Accounts receivable	(6,243)	539	(31)
Inventories	(48)	571	(2,301)
Interest receivable and other current assets	(306)	377	129
Other long-term assets	(325)	4	27
Accounts payable and other accrued liabilities	577	267	(1,284)
Accrued compensation and employee benefits	87	(278)	685
Income taxes payable	(2,568)	2,732	—
Deferred rent	161	238	126
Deferred revenue	(3,623)	(3,097)	(2,455)
Warranty expense accrual	925	534	440
Net cash provided by (used in) operating activities	9,679	16,733	1,651
INVESTING ACTIVITIES			
Purchases of property and equipment, net	(4,482)	(10,980)	(8,824)
Purchases of available-for-sale securities	(76,148)	(89,901)	(63,165)
Proceeds from maturities of available-for-sale securities	78,995	77,839	53,825
Proceeds from sales of available-for-sale securities	—	14,727	—
Acquisition of technology	—	(250)	(1,000)
Net cash provided by (used in) investing activities	(1,635)	(8,565)	(19,164)
FINANCING ACTIVITIES			
Proceeds from issuance of common stock, net of repurchases	1,965	3,570	2,498
Principal payments on equipment and facility loans	—	(6,729)	(3,304)
Net cash provided by (used in) financing activities	1,965	(3,159)	(806)
Effect of foreign exchange rate changes on cash and cash equivalents	(1)	(12)	—
Net increase (decrease) in cash and cash equivalents	10,008	4,997	(18,319)
Cash and cash equivalents at beginning of period	15,621	10,624	28,943
Cash and cash equivalents at end of period	$ 25,629	$ 15,621	$ 10,624
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Interest paid	$ —	$ 611	$ 925
Income taxes paid	$ 791	$ 366	$ —

See accompanying notes.



1. Summary of Significant Accounting Policies

BUSINESS AND BASIS OF PRESENTATION

Symyx Technologies, Inc. (the "Company" or "Symyx") develops and applies high-speed combinatorial technologies to the discovery of materials for chemical, life science and electronics applications. We provide research services to our partners through our Industry Collaborations business, seek to license discovered materials through our Propriety Materials programs, offer access to select instruments and software through our Discovery Tools® business, and license certain of our patented apparatus and research methodologies through our Intellectual Property Licensing business.

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Symyx Technologies AG, incorporated in Switzerland. All significant intercompany balances and transactions have been eliminated on consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to exercise judgment in making estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

The actual results with regard to warranty expenditures could have a material unfavorable impact on the Company if system failures or the cost to repair a system is greater than what the Company has used in estimating the warranty expense accrual.

RECLASSIFICATIONS

Certain reclassifications have been made to prior period amounts to conform to the current period presentations. Revenue reported in previous quarters as product and license revenue is now reported separately as revenue from product sales and revenue from royalties and license fees.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments, with maturities of three months or less on the date of purchase, to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

AVAILABLE-FOR-SALE INVESTMENTS

Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such determination as of each balance sheet date. Through December 31, 2002, the Company has classified its entire investment portfolio as available-for-sale. Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income. The estimated fair value amounts have been determined by the Company using available market information.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method. Interest and dividends are included in interest income.

The Company invests its excess cash primarily in deposits with banks and short-term and medium-term marketable securities. These investments primarily include corporate notes, money market funds and U.S. treasury notes. By policy, the Company restricts its investments to long-term bank obligations rated "A" or higher and short-term obligations rated "P1" or higher by Moody's or "A1" or higher by Standard & Poor's ("S&P"), and corporate obligations, including intermediate term notes rated "A" or higher and commercial paper rated "P1" or higher by Moody's, or "A1" or higher by S&P. By policy, the Company restricts its investments to instruments with maturities of less than twenty-four months.

The following is a summary of the fair value of cash, cash equivalents and available-for-sale securities (in thousands):

	December 31,	
	2002	2001
Money market funds	**$ 24,135**	$ 15,621
U.S. corporate debt securities	**88,835**	75,773
U.S. Treasury securities	**5,050**	21,932
Total	**$118,020**	$113,326

Above amounts are included in the following:

	December 31,	
	2002	2001
Cash and cash equivalents	**$ 25,629**	$ 15,621
Available-for-sale securities	**92,391**	97,705
Total	**$118,020**	$113,326

Unrealized gains and losses are not material, and have, therefore, not been shown separately; however, they have been included as a separate component in the statement of stockholders' equity. Gross realized gains and losses on sales of available-for-sale securities were immaterial.

The fair value of the Company's investment in debt securities, by contractual maturity, is as follows (in thousands):

	December 31,	
	2002	2001
Due in less than 1 year	**$87,080**	$ 74,271
Due in 1 to 2 years	**6,805**	23,434
Total	**$ 93,885**	$ 97,705

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed on the straight-line method using a life of three to five years for financial reporting purposes and by accelerated methods for income tax purposes. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the assets.

Property and equipment consists of the following (in thousands):

	December 31,	
	2002	2001
Machinery and equipment	$17,919	$16,855
Computers and software	3,194	3,510
Leasehold improvements	23,405	21,182
Construction in progress	169	2,392
Furniture and fixtures	985	1,005
	45,672	44,944
Less accumulated depreciation and amortization	(21,476)	(16,412)
Property and equipment, net	$24,196	$ 28,532

At December 31, 2002, no property and equipment was pledged as collateral against borrowings. Amortization of leasehold improvements is included in depreciation expense. Depreciation expense was $8,818,000, $8,825,000 and $6,399,000 in 2002, 2001, and 2000, respectively.

LONG-LIVED ASSETS

The Company routinely evaluates the carrying value of its long-lived assets. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that assets may be impaired and the undiscounted cash flows estimated to be generated by the assets are less than the carrying amount of those assets. To date, no impairment charges have been recognized.

REVENUE RECOGNITION

Service Revenues

The Company recognizes service revenues from research collaboration agreements and government grants as earned based upon the performance requirements of the agreements. Payments received prior to performance are deferred and recognized as revenue when earned over future performance periods. Collaboration agreements generally specify minimum levels of research effort required to be performed by the Company. Payments received under research collaboration agreements are not refundable if the research effort is not successful. Direct costs associated with these contracts and grants are reported as research and development expense.

Non-refundable up-front payments received in connection with research and development collaboration agreements, including technology access fees, are deferred and recognized on a straight-line basis over the relevant periods specified in the agreement, generally the research term. Revenue from milestone payments, which are substantially at risk until the milestones are completed, is recognized upon completion of these milestone events. Milestone payments to date have been immaterial.

Product Sales

Product sales revenues include sales of Discovery Tools hardware and associated software licenses and maintenance. Revenue from the sale of Discovery Tools systems is recognized when earned. Revenue is earned when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. This is generally upon shipment, transfer of title to and acceptance by the customer of the hardware and associated software and licenses to intellectual property, unless there are extended payment terms. The Company considers all arrangements with payment terms extending beyond 12 months not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as payments become due from the customer. In multiple element arrangements, the Company uses the residual method to allocate revenue to delivered elements once it has established fair value for all undelivered elements. Payments received in advance under these arrangements are recorded as deferred revenue until earned.

The Company's product related software licenses may provide for technical support, bug fixes and rights to unspecified upgrades on a when-and-if-available basis for periods defined within the contract. Revenue related to this post contract customer support is deferred and recognized over the term of the contracted support.

An accrual is established for warranty expenses at the time the associated revenue is recognized. Shipping and insurance costs associated with the sale of discovery tools systems are not material and are included in sales, general and administrative costs.

Royalty and License Fees

Amounts received from third parties for licenses to the Company's intellectual property are recognized when earned under the terms of the agreements. Generally revenue is recognized upon transfer of the license unless the Company has continuing obligations for which fair value cannot be established, in which case the revenue is recognized over the period of the obligation. If there are extended payment terms, license fee revenue is recognized as these payments become due. The Company considers all arrangements with payment terms extending beyond 12 months not to be fixed or determinable. If there is a provision in the licensing agreement for a variable fee in addition to a non-refundable minimum amount, the amount of the non-refundable minimum guarantee is recognized upon transfer of the license unless the Company has continuing obligations for which fair value cannot be established and the amount of the variable fee in excess of the guaranteed minimum is recognized as revenue when it is fixed and determinable.

Royalty revenues are recorded based on reported sales by third party licensees of products containing the Company's software and intellectual property.

Amounts received from third parties for options to license certain technology or enter collaborative arrangements upon specified terms are deferred until either the option is exercised or the option right expires.

CONCENTRATION OF REVENUE

During the years ended December 31, 2002, 2001 and 2000 the following customers contributed more than 10% of the Company's total revenue for the year (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Applied Biosystems	$ —	$ 4,400	$ 4,600
Bayer AG	**300**	7,535	8,607
Celanese Ltd.	**4,437**	5,204	4,621
Eli Lilly and Company	**10,300**	—	—
ExxonMobil Chemical Company	**11,884**	7,309	118
The Dow Chemical Company	**8,600**	8,425	9,520
Undisclosed Partner	**6,705**	3,433	—

The revenue from the above customers has been included in the following reportable segments for the years ended December 31, 2002, 2001 and 2000 (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Industry Collaborations	**$ 24,923**	$ 28,487	$ 22,396
Discovery Tools	**16,957**	5,819	3,070
Intellectual Property Licensing	**346**	2,000	2,000

INVENTORIES

Work in process is the only component of inventories for all periods presented and comprises customized Discovery Tool systems in the process of being built. Inventories are carried at the lower of cost or market, determined on a specific identification basis.

ACQUISITION OF TECHNOLOGY

In February 2000, the Company exercised an option to license certain patent rights and know-how relating to synthesis and screening of diverse materials in connection with combinatorial materials science research. Symyx paid $750,000 and also issued 16,262 shares of common stock to acquire these rights. The License Agreement also provides for Symyx to pay up to an additional $1,500,000 subject to the achievement of certain milestones. Subsequently milestone payments of $250,000 were made in each of July 2000 and December 2001. The exercise of this option and the subsequent milestone payments have been accounted for as an acquisition of technology and the associated costs are being amortized over the expected remaining useful life of the technology. Based on acquired technology cost at December 31, 2002 and assuming no subsequent impairment of the underlying assets and no additional milestone payments, the annual amortization expense, is expected to be approximately $425,000 in 2003, $425,000 in 2004, and $60,000 in 2005.

Acquired technology consists of the following (in thousands):

	December 31,	
	2002	2001
Acquired technology, at cost	**$ 2,065**	$ 2,065
Less accumulated amortization	**(1,155)**	(730)
Acquired technology, net	**$ 910**	$ 1,335
Amortization expense recorded	**$ 425**	$ 395

RESEARCH AND DEVELOPMENT

Symyx' policy is to expense as incurred all costs of research and development, including direct and allocated expenses, related both to costs incurred on its own behalf and on behalf of its customers. The types of costs classified as research and development expense include salaries of technical staff, consultant costs, chemical and scientific supplies costs, facilities rental and utilities costs related to laboratories and offices occupied by technical staff, depreciation on equipment and facilities used by technical staff and outside services such as machining and third-party research and development costs.

SOFTWARE DEVELOPMENT COSTS

Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. As the Company's business model has evolved, it has commenced bundling with the Discovery Tools it sells, licenses to software that was originally developed for internal research & development purposes. Due to the unique nature of the Discovery Tool systems, and the required product development process, technological feasibility is established only upon the completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expense in the period incurred.

WARRANTY EXPENSE ACCRUAL

The Company offers a warranty on each Discovery Tool System shipped. The specific terms and conditions of these warranties vary depending upon the product sold and country in which the Company does business, however they typically include coverage for parts and labor and software bug fixes, for a specified period (typically 1 year). The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company's warranty liability include the number of installed units, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Company's product liability during the year ended December 31, 2002 are as follows (in thousands):

Balance as of January 1, 2002	$ 974
New warranties issued during the period	1,055
Costs incurred during the period on specific Systems	(130)
Changes in liability for pre-existing warranties during the period, including expirations	—
Balance as of December 31, 2002	$ 1,899

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's wholly owned subsidiary, Symyx Technologies AG, are measured using the local currency as the functional currency. Assets and liabilities of the subsidiary are translated at the rates of exchange at the balance sheet date. The resultant translation adjustments are recorded as a separate component of stockholders' equity as other comprehensive income and have not been significant to date. Income and expense items are translated at average monthly rates of exchange.

INCOME TAXES

Income taxes have been provided using the liability method in accordance with FASB Statement 109, "Accounting for Income Taxes." In accordance with FASB Statement 109, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

STOCK-BASED COMPENSATION

The Company generally grants stock options to its employees for a fixed number of shares with an exercise price equal to the fair value of the shares on the date of grant. As allowed under the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for stock awards to employees. Accordingly, no compensation expense is recognized in the Company's financial statements in connection with stock options granted to employees with exercise prices not less than fair value. Deferred compensation for options granted to employees is determined as the difference between the deemed fair market value of the Company's common stock on the date options were granted and the exercise price. For purposes of this pro-forma disclosure, the estimated fair value of the options is assumed to be amortized to expense over the options' vesting periods.

Compensation expense for options granted to non-employees has been determined in accordance with SFAS 123 as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is periodically re-measured as the underlying options vest (in thousands, except per share data).

	Years Ended December 31,		
	2002	2001	2000
Net income (loss):			
As reported	**$ 5,286**	$ 6,338	$ (922)
Add: Stock-based employee compensation expense included in reported net income (loss), net of related tax effects	**168**	411	760
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	**(22,269)**	(25,108)	(19,257)
Pro forma	**$(16,815)**	$(18,359)	$(19,419)
Basic net income (loss) per share:			
As reported	**$ 0.17**	$ 0.21	$ (0.03)
Pro forma	**$ (0.55)**	$ (0.61)	$ (0.67)
Diluted net income (loss) per share:			
As reported	**$ 0.17**	$ 0.20	$ (0.03)
Pro forma	**$ (0.55)**	$ (0.61)	$ (0.67)

NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share has been computed using the weighted-average number of shares of common stock outstanding during the period, less shares subject to repurchase. Diluted net income (loss) per share has been calculated based on the shares used in the calculation of basic net income per share plus the dilutive effect of stock options and shares subject to repurchase by the Company.

The following table presents the calculation of basic, diluted net income (loss) per share (in thousands, except per share data):

	Years Ended December 31,		
	2002	2001	2000
Net income (loss)	**$ 5,286**	$ 6,338	$ (922)
Weighted-average shares of common stock outstanding	**30,798**	30,413	29,884
Less: weighted-average shares subject to repurchase	**(151)**	(509)	(1,011)
Weighted-average shares used in computing basic net income (loss) per share	**30,647**	29,904	28,873
Dilutive effect of employee stock options, using the treasury stock method	**840**	783	—
Shares subject to a right of repurchase	**151**	509	—
Weighted-average shares used in computing diluted net income (loss) per share	**31,638**	31,196	28,873
Basic net income (loss) per share	**$ 0.17**	$ 0.21	$ (0.03)
Diluted net income (loss) per share	**$ 0.17**	$ 0.20	$ (0.03)

The Company has excluded all outstanding stock options, and shares subject to repurchase from the calculation of diluted loss per common share in 2000 because all such securities are anti-dilutive for that periods. The total number of shares excluded from the calculations of diluted net loss per share, prior to application of the treasury stock method for options, was 5,083,787 for the year ended December 31, 2000. See Note 4 for further information on these securities.

COMPREHENSIVE INCOME (LOSS)

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." The only components of other comprehensive income (loss) are unrealized gains and losses on available-for-sale securities and a foreign currency translation adjustment. Comprehensive income (loss) has been disclosed in the statement of stockholders' equity for all periods presented.

The components of accumulated other comprehensive income at December 31, 2002, 2001 and 2000 are as follows (in thousands):

	Foreign Currency Translation Adjustments	Unrealized Gains On Available- For-Sale Securities	Total
Balance at January 1, 2000	$ —	$ (189)	$ (189)
Unrealized gains on available-for-sale securities	—	514	514
Balance at December 31, 2000	—	325	325
Foreign currency translation adjustment	(12)	—	(12)
Unrealized gains on available-for-sale securities, net of $336 taxes	—	203	203
Balance at December 31, 2001	(12)	528	516
Foreign currency translation adjustment	(1)	—	(1)
Unrealized gain on available-for-sale securities, net of $247 taxes	—	(395)	(395)
Balance at December 31, 2002	$ (13)	$ 133	$ 120

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

In November 2002, the Emerging Issues Task Force (EITF) issued EITF Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables which provides guidance on the timing and method of revenue recognition for sales arrangements that include the delivery of more than one product or service. EITF 00-21 is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not expect that the adoption of EITF 00-21 will have a significant impact on its consolidated financial statements.

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Statement No. 146 states that a liability for a cost associated with an exit or disposal activity shall be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that are incurred over a period of time. The standard will apply to the Company effective for exit or disposal activities initiated after December 31, 2002. The Company does not believe there will be a material effect from the adoption of this new standard.

On December 31, 2002, FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 requires accounting policy note disclosures to provide the method of stock option accounting for each year presented in the financial statements and, for each year until all years presented in the financial statements recognize the fair value of stock-based compensation. Also, SFAS No. 148 provides two additional transition methods that eliminate the ramp-up effect resulting from applying the expense recognition provisions of SFAS No. 123. The transition provisions and annual statement disclosure requirements of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim statement disclosure requirements are effective for the first interim statement that includes financial information after December 15, 2002. The Company does not believe there will be a material financial effect from the adoption of this new standard unless it were to make a change in its accounting policy and account for stock option grants as compensation expense.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of FIN 45 are effective for financial statements of periods that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The Company has no guarantees of indebtedness that would be affected by FIN 45. FIN 45 also incorporates accounting for indemnities given in connection with licensing of intellectual property and the Company is still assessing the potential impact this may have on its future results from operations. The disclosure provision related to product warranties is included elsewhere in this footnote.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 applies to public enterprises as of the beginning of the applicable interim or annual period. The Company does not believe there will be a material effect upon its financial condition or results from operations from the adoption of the provisions of FIN 46.

2. Research and Development Arrangements

The Company has entered into a number of multi-year research and development collaborations to perform research for partners in exclusive fields over multiple years. The major collaborative arrangements all have similar contractual terms and are non-cancelable other than for material breach or certain other conditions. Under the collaborative arrangements, the Company is responsible for performing research at levels defined in the agreement, including synthesis, screening and informatics. The partner, in turn, is entitled to develop and commercialize materials discovered in or under collaboration within the defined field. The Company typically receives research and development funding at specified amounts per full time equivalent employee working on the project and is entitled to receive royalties on the sale of any products commercialized under the agreement or payments on the achievement of specified research milestones. The agreements also contain procedures by which the Company and the partner will determine royalty rates for the sale or license of products under the agreements.

The table below indicates some of the significant collaborative partners for whom the Company conducted research and development in 2002, together with the primary focus of the collaborations. In addition to these partners we have a number of other undisclosed partners, none of which individually constituted more than 5% of total revenue in 2002:

Partner	Primary focus of collaborative efforts
Celanese Ltd.	Catalysts for commodity chemicals
The Dow Chemical Company	Polyolefins and pharmaceutical intermediates
Eli Lilly and Company	Identify optimal crystalline salt and polymorphic form of drug candidates
Eveready	Battery materials
ExxonMobil Chemical Company	Production of olefins
Merck & Co., Inc.	Workflow for rapid discovery, identification and characterization of novel crystalline salt and polymorphic forms of drug candidates
Rhodia S.A.	Specialty chemicals
Unilever	Polymers for product formulations used in home and personal care products
Undisclosed Partner	Electrocatalysts

Under the typical collaborative arrangement, the Company owns all inventions conceived and reduced to practice solely by the Company in connection with activities under the agreements and all know-how and intellectual property rights related thereto; and the Company and the collaborative partner jointly own all inventions made, conceived, reduced to practice, or otherwise developed jointly by employees or consultants of the Company and those of the collaborative partner in connection with activities under the agreement and all know-how and intellectual property rights related thereto. The Company's collaborative partner typically receives an exclusive license in the defined field of the collaborative agreement.

The agreements are typically cancelable only in the event of breach by either party. As of December 31, 2002, the Company had committed funding from existing collaborative partners, excluding milestone payments which are contingent upon the success of the research, of approximately $14.9 million. Revenue from collaborative partners who individually comprised more than 10% of revenue are included within Note 1 - Concentration of Revenue.

During 1999, the Company was awarded grants from the U.S. Office of Naval Research Defense Advanced Research Projects Agency (DARPA) and the U.S. Department of Energy. During 2000, an extension to the 1999 grant was awarded to the Company. Under these grants, the Company was reimbursed for research costs over various periods as specified in the awards. During the years ended December 31, 2002, 2001 and 2000, revenue recognized under these grants was approximately $0, $0 and $1,596,000, respectively.

The Company does not track or allocate actual costs by collaboration or project, as the requirement from its collaborative partners is to staff the various projects on a full-time-equivalent ("FTE") employee basis. Accordingly, the Company tracks the assignment of these FTE's to each project over time. Based on the analysis of these FTE's, for the twelve months ended December 31, 2002, approximately 63% of the Company's research effort, determined based on employee hours charged to a project, was on research for collaborative projects funded by our partners. The remaining 37% of research effort was on Symyx funded research and development. The focus of the Symyx funded programs in 2002 was largely on life sciences, such as materials for genomics and pharmaceutical development, and on industrial polymer applications as well as the next generation of Discovery Tools. In 2001 and 2000 approximately 78% and 75%, respectively, of the Company's research effort was for collaborative projects funded by our partners with approximately 22% and 25%, respectively, being Symyx funded research.

3. Facility Lease and Other Commitments

The Company entered into an 11 year operating lease agreement for a facility commencing February 1, 1997, with rent payments commencing July 1, 1998. In May 1999, the Company entered into an eight-and-a-half-year operating lease agreement for an additional facility commencing October 1999. In February 2000, the Company entered into an agreement to lease a third facility. The lease commenced on October 1, 2000 and has an initial term of ten years with an option to extend the initial term for an additional five years.

Rent expense, which is being recognized on a straight-line basis over the lease terms, was approximately $2,248,000 million, $2,230,000 and $1,160,000 for the years ended December 31, 2002, 2001, and 2000, respectively. Future commitments under the operating leases for the facilities are as follows (in thousands):

Years ending December 31,	
2003	1,991
2004	2,063
2005	2,146
2006	2,232
2007	2,321
Thereafter	4,430
	$ 15,183

In December 1998, the Company entered into loan and security arrangements for up to $10,000,000 with Transamerica Business Credit and LMSI Venture Finance. Amounts drawn under the loans bore interest rates of approximately 8.5% to 10.0%, had a term of 48 months, and were secured by equipment financed by proceeds under the agreements. Under these agreements, $5,624,000 was drawn in 1998 and an additional $2,715,000 was drawn in 1999. No additional amounts were available for draw down under these loan and security arrangements as they expired during 2000. As of December 31, 2001 all principal and interest owing under these loan agreements had been repaid in full. Interest expense for the years ended December 31, 2002, 2001 and 2000 was $9,000, $660,000, and $924,000, respectively.

4. Stockholders' Equity

CONVERTIBLE PREFERRED STOCK

In September 1999, the board of directors approved an amendment to the Company's articles of incorporation to authorize 10,000,000 shares of undesignated preferred stock, for which the board of directors is authorized to fix the designation, powers, preferences and rights and an increase in the authorized number of shares of common stock to 100,000,000 shares.

COMMON STOCK

Included in the common shares outstanding at December 31, 2002 and 2001 are 48,755 and 283,727 shares of common stock subject to repurchase rights, which generally expire ratably over four or five years from date of issuance. Certain of these shares were issued pursuant to full-recourse notes receivable, which bear interest at rates between 4.6% and 6.0% per annum and are due and payable on the earlier of 120 days after termination of the participant's employment with the Company, or on various dates beginning in February 2003 and ending in August 2004 – see Note 7 Related Party Transactions. In 1998, the Company sold 525,000 shares of common stock to its Chief Executive Officer concurrent with the commencement of his employment. The shares are subject to the Company's right of repurchase at the original purchase price, in the event of termination, which lapses over a four year period and unvested shares have been included above in the reported common stock subject to repurchase rights at December 31, 2002 and 2001.

As of December 31, 2002, the Company has reserved 7,304,956 shares of common stock for future issuance in relation to the Company's Stock Option Plans.

STOCK PURCHASE PLAN

In October 1999, the Company's shareholders approved the adoption of the 1999 Employee Stock Purchase Plan (the "Purchase Plan"). A total of 300,000 shares of the Company's common stock were initially reserved for issuance under the Purchase Plan. The Purchase Plan permits eligible employees to purchase common stock at a discount, but only through payroll deductions, during concurrent 24-month offering periods. Each offering period will be divided into four consecutive six-month purchase periods. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the common stock on the first or last day of the offering period, whichever is lower. In addition, the Purchase Plan provides for annual increases in the number of shares available for issuance under the Purchase Plan on the first day of each fiscal year, equal to the lesser of 1% of the outstanding shares of common stock on the first day of the fiscal year, 350,000 shares, or a lesser amount as determined by the board of directors. At December 31, 2002, shares of common stock available for future issue under the Stock Purchase Plan are 1,011,739.

STOCK OPTION PLANS

The Company's 1996 Stock Option Plan was adopted in March 1996 and provided for the issuance of options for up to 1,153,444 shares of common stock to employees, directors and consultants.

During 1997, the Company's board of directors approved the adoption of the 1997 Stock Option Plan with terms and conditions the same as those of the 1996 Stock Option Plan (collectively, the "Qualified Plans"). The 1997 Stock Option Plan provides for the issuance of options for up to 8,962,199 shares of common stock to employee and consultants. The Qualified Plan provides for an annual increase in the number of shares of common stock reserved for issuance equal to the lesser of 1,500,000 shares, 4% of the outstanding shares on the date of the annual increase, or a lesser amount as determined by the board of directors.

In October 2001, the Company's board of directors approved the adoption of the 2001 Nonstatutory Stock Option Plan (the "NSO Plan"). The NSO Plan provides for the issuance of options for up to 1,000,000 shares of common stock to non-executive employees and consultants.

Stock options granted under the Qualified Plans may be either incentive stock options or nonstatutory stock options, whereas stock options granted under the NSO Plan are nonstatutory stock options. Options are generally granted with exercise prices equal to the fair value of the common stock on the grant date, as determined by the board of directors. The options expire no more than 10 years after the date of grant or earlier if employment or relationship as a director or consultant is terminated. The board of directors shall determine the times during the term when the options may be exercised and the number of shares for which an option may be granted. Options may be granted with different vesting terms from time to time but will provide for annual vesting of at least 20% of the total number of shares subject to the option. The Company allows early exercise of options, subject to repurchase rights until such options are fully vested.

No options have been granted under the 2001 NSO Plan as of December 31, 2002. A summary of activity under the 1996 and 1997 Stock Option Plans is as follows:

	Outstanding Stock Options		
	Number of Shares	Exercise Price	Weighted- Average Exercise Price
Balance at January 1, 2000	2,838,498	$ 0.01 – $ 33.00	$ 5.80
Options granted	2,054,105	$ 24.13 – $ 62.63	$ 47.83
Options exercised	(418,669)	$ 0.19 – $ 31.88	$ 3.24
Options canceled	(592,228)	$ 0.19 – $ 57.00	$ 17.23
Balance at December 31, 2000	3,881,706	$ 0.01 – $ 62.63	$ 26.57
Options granted	1,705,387	$ 12.13 – $ 31.25	$ 22.64
Options exercised	(386,910)	$ 0.19 – $ 25.50	$ 5.16
Options canceled	(400,864)	$ 0.19 – $ 62.63	$ 30.28
Balance at December 31, 2001	4,799,319	$ 0.19 – $ 58.25	$ 26.59
Options granted	1,143,925	$ 8.42 – $ 21.74	$ 15.32
Options exercised	(216,460)	$ 0.19 – $ 16.70	$ 4.18
Options canceled	(349,803)	$ 0.39 – $ 57.00	$ 24.81
Balance at December 31, 2002	5,376,981	$ 0.19 – $ 58.25	$ 25.21

At December 31, 2002, 2001 and 2000, vested and outstanding options for 3,067,521, 2,056,819 and 2,200,389 shares were exercisable at weighted-average exercise prices of $20.35, $13.33 and $9.95, respectively. The weighted-average grant date fair value of options granted during the years ended December 31, 2002, 2001 and 2000 was $8.33, $13.62 and $28.77, respectively. At December 31, 2002, options for shares of common stock available for future grants under the 1997 Stock Option Plan are 927,975 and under the 2001 NSO Plan are 1,000,000.

An analysis of options outstanding at December 31, 2002 is as follows:

				Options Vested	
	Options Outstanding at December 31, 2002	Weighted-Average Remaining Contractual Life (in years)	Options Weighted-Average Exercise Price	Vested at December 31, 2002	Weighted-Average Exercise Price
$ 0.19 – $ 0.39	145,911	4.5	$ 0.33	145,911	$ 0.33
$ 0.96 – $ 0.96	277,132	5.9	$ 0.96	277,132	$ 0.96
$ 1.93 – $ 3.86	189,964	6.3	$ 3.09	189,964	$ 3.09
$ 6.42 – $ 8.42	195,114	8.4	$ 7.65	75,114	$ 6.43
$ 10.10 – $ 14.75	927,965	7.4	$ 12.08	701,557	$ 12.13
$ 15.30 – $ 22.68	1,004,769	9.1	$ 16.99	474,117	$ 16.83
$ 23.50 – $ 34.63	1,415,266	8.0	$ 26.57	763,200	$ 27.06
$ 36.50 – $ 51.50	143,999	7.5	$ 40.95	81,240	$ 41.80
$ 55.38 – $ 58.25	1,076,861	7.2	$ 57.01	359,286	$ 57.06
	5,376,981	7.7	$ 25.21	3,067,521	$ 20.35

Pro forma net loss information is required by SFAS 123, computed as if the Company had accounted for its employee stock options granted under the fair value method of that Statement. The fair value for options granted prior to the Company's initial public offering in November 1999 were estimated at the date of grant using the minimum value method. Options granted following the Company's November 1999 initial public offering have been valued using the Black-Scholes method with an expected stock volatility of 0.74 in 2002, 0.84 in 2001 and 0.84 in 2000. Other valuation assumptions are as follows:

	2002	2001	2000
Expected dividend yield	0%	0%	0%
Risk-free interest rate	3.7%	4.6%	6.4%
Expected life (years)	3.5	3.5	3.5

The fair value of issuances under the Employee Stock Purchase Plan is estimated on the issuance date using the Black-Scholes model assuming no expected dividends and the following weighted average assumptions for issuance made in 2002, 2001 and 2000.

	2002	2001	2000
Expected stock price volatility	0.55	0.84	0.84
Risk-free interest rate	2.12%	4.70%	6.40%
Expected life (years)	0.71	0.62	0.50

Had the Company valued its stock options and stock purchase rights according to the fair value provisions of SFAS 123, pro forma net income (loss) and pro forma net income (loss) per share would have been as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Net income (loss):			
As reported	$ 5,286	$ 6,338	$ (922)
Pro forma for SFAS 123	$(16,815)	$(18,359)	$(19,419)
Basic net income (loss) per share:			
As reported	$ 0.17	$ 0.21	$ (0.03)
Pro forma for SFAS 123	$ (0.55)	$ (0.61)	$ (0.67)
Diluted net income (loss) per share:			
As reported	$ 0.17	$ 0.20	$ (0.03)
Pro forma for SFAS 123	$ (0.55)	$ (0.61)	$ (0.67)

During the years ended December 31, 1999 and 1998, in connection with the grant of certain share options to employees, the Company recorded deferred stock compensation of $4,070,000 and $605,000, respectively, representing the difference between the exercise price and the deemed fair value of the Company's common stock on the date such stock options were granted. Deferred compensation is included as a reduction of stockholders' equity and is being amortized to expense on a graded vesting method. During the years ended December 31, 2002, 2001 and 2000, the Company recorded amortization of deferred stock compensation expense of approximately $168,000, $411,000 and $760,000, respectively. At December 31, 2002, the Company had a total of approximately $92,000 remaining to be amortized over the corresponding vesting period of each respective option.

The amortization of deferred stock compensation, combined with the expense associated with stock options granted to non-employees, has been included in the following items in the accompanying statements of operations (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Research & development	$ 125	$ 308	$ 588
Sales, general & administrative	43	103	172
Total	$ 168	$ 411	$ 760

5. Income Taxes

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Current:			
Federal	$ 1,952	$ 2,437	$ —
State	119	905	—
Foreign	28	10	—
Total	2,099	3,352	—
Deferred:			
Federal	558	(2,046)	—
Provision for income taxes	$ 2,657	$ 1,306	$ —

Tax benefits resulting from the exercise of nonqualified stock options and the disqualifying dispositions of shares issued under the Company's stock-based compensation plans reduced taxes payable by approximately $3,963,000 in 2002 and $336,000 in 2001. Such benefits were credited to additional paid-in capital.

The reconciliation of federal statutory income tax rate to the Company's effective income tax rate is as follows (in thousands):

	Years Ended December 31,		
	2002	2001	2000
Expected provision (benefit) at federal statutory rate	$ 2,780	$ 2,676	$ (323)
State taxes, net of federal benefit	119	588	—
Research & development credits	(50)	(207)	—
Valuation allowance (utilized)/provided	(338)	(1,990)	323
Other individually immaterial items	146	239	—
Provision for income taxes	$ 2,657	$ 1,306	$ —

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2002	2001
Deferred tax assets:		
Net operating loss carryforwards	**$ 53**	$ 2,213
Research & development tax credits	**—**	480
Deferred revenue	**897**	2,046
Capitalized research & development	**719**	367
Depreciation	**3,101**	2,988
Warranty reserve	**773**	399
Other individually immaterial items	**1,582**	1,098
Total deferred tax assets	**7,125**	9,591
Valuation allowance for deferred tax assets	**(5,637)**	(7,545)
Total deferred tax assets	**1,488**	2,046
Deferred tax liabilities:		
Investment holdings	**(89)**	(336)
Net deferred tax assets	**$ 1,399**	$ 1,710

SFAS No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company historical operating performance, the Company has provided a valuation allowance against deferred tax assets that it determined may not be realizable as of December 31, 2002.

The net valuation allowance decreased by approximately $1,908,000 and $1,998,000, and increased by approximately $2,200,000 during the years ended December 31, 2002, 2001 and 2000, respectively.

The valuation allowance for deferred tax assets includes approximately $352,000 attributable to stock option deductions, the benefit of which will be credited to stockholders' equity upon realization.

As of December 31, 2002, the Company had a federal net operating loss carryforward of approximately $144,000. The net operating loss carryforward will expire in 2020, if not utilized.

Utilization of the net operating loss carryforwards and credits may be subject to an annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

6. Segment Disclosure

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (SFAS 131), requires disclosures of certain information regarding operating segments, products and services, geographic areas of operation and major customers. The method for determining what information to report under SFAS 131 is based upon the "management approach," or the way that management organizes the operating segments within a company, for which separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. Symyx' CODM is the Chief Executive Officer. The CODM evaluates the performance of the Company based on consolidated profit or loss from operations before income taxes. For the purpose of making operating decisions, the CODM primarily considers financial information presented on a consolidated basis accompanied by disaggregated information about revenues. Revenue is defined as revenues from external customers.

Symyx allocates research personnel time to each collaboration arrangement on a full-time-equivalent basis but does not allocate actual research and development expenses to each collaboration or business segment. The Company does not assess segment performance below the revenue level or allocate sales, general or administrative expenses or assets to the individual segments and, therefore, financial performance including depreciation and amortization and capital expenditures is not reported on a segment basis.

Symyx provides research services to its partners through its Industry Collaborations business, offers access to select proprietary instruments and associated software and intellectual property, through its Discovery Tools business and licenses discovered materials and methodology patents through its Licensing business.

The disaggregated financial information reviewed by the CODM is as follows. The Company segregates Industry Collaboration revenue into four categories for purposes of internal management reporting: Chemicals, Industrial Polymers, Electronic Materials, and Life Sciences. The CODM reviews this revenue information on an industry basis as well as by Business Unit.

	Years Ended December 31,		
(In thousands)	**2002**	2001	2000
Industry Collaborations:			
Chemicals	**$ 19,446**	$ 25,900	$ 21,124
Electronic Materials	**5,933**	3,604	3,350
Life Science	**5,520**	7,606	3,560
Industrial Polymers	**2,900**	5,519	6,965
	33,799	42,629	34,999
Discovery Tools	**27,561**	14,466	5,919
Licensing of Patents and Materials	**3,461**	2,925	2,400
Total	**$ 64,821**	$ 60,020	$ 43,318

Discovery Tools revenue included $25,877,000 of product sales, $1,598,000 of service revenues, and $86,000 of software license revenue for the year ended December 31, 2002 and $14,216,000 of product sales and $250,000 of software license revenue for the year ended December 31, 2001.

All significant long-lived assets were geographically located in the United States for all periods presented. All revenue is generated in the United States for all periods presented, but is presented in the table below based on the physical location of Symyx' customers.

GEOGRAPHIC AREA DATA

	Years Ended December 31,		
(In thousands)	**2002**	2001	2000
United States	**$ 56,872**	$ 34,926	$ 17,510
Japan	**6,525**	5,618	2
France	**800**	1,000	—
Germany	**316**	13,222	17,277
Mexico	**117**	3,221	2,712
Netherlands	**112**	—	—
United Kingdom	**79**	2,033	4,717
Switzerland	—	—	1,100
Total	**$ 64,821**	$ 60,020	$ 43,318

7. Related Party Transactions

Prior to its initial public offering, the Company implemented a program under which directors, executive officers and certain other employees were permitted to purchase restricted stock or to exercise stock options pursuant to full recourse promissory notes. The notes bear interest between 4.6% and 6.0% per annum and are due and payable on the earlier of 120 days after termination of employment or on various dates beginning in February 2003 and ending in August 2004. In 1999 and 1998, loans were made in the amount of $361,000 and $398,000, respectively, pursuant to this program. During 2002, 2001 and 2000, $5,000, $211,000 and $68,000 of these promissory notes were repaid, respectively and $0, $0, and $42,000 respectively, were cancelled due to repurchase of the underlying stock.

8. Financial Instruments

The Company has not entered into any derivative contracts at December 31, 2002. The following is a summary of the Company's risk management strategies and the effect of these strategies on the Company's consolidated financial statements.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and investments. The Company does not carry a significant trade accounts receivable balance. The Company maintains cash and cash equivalents and available-for-sale investments in various corporate debt securities, money market funds and U.S. Treasury notes. The Company's policy is designed to limit exposure to any one institution or company. The relative credit standing of the note holders is monitored to ensure compliance with the Company's investment strategy. The Company does not require collateral on these financial instruments.

INVESTMENTS

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Accounts receivable and accounts payable: The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

Available-for-sale securities: The fair values for available-for-sale equity securities are based on quoted market prices. The fair values for available-for-sale securities together with information in relation to their maturity dates is included in Note 1 to these financial statements.

9. Subsequent Events

In January 2003, the Company incorporated, under the laws of the State of California, a wholly owned subsidiary, Symyx Discovery Tools, Inc. Symyx Discovery Tools, Inc. has been established for the purpose of handling all sales, distribution and after sales support and maintenance functions relating to the Company's existing Discovery Tools business.

In January 2003, the Company incorporated, under the laws of the State of Delaware, a wholly owned subsidiary, Symyx Therapeutics, Inc. Symyx Therapeutics, Inc. has been established for the purpose of exploiting the Company's technology for certain therapeutic applications.

10. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2001 (in thousands, except per share amounts).

	Three Months Ended			
2002	MAR. 31,	JUN. 30,	SEPT. 30,	DEC. 31,
Total revenues	$ 14,512	$ 13,985	$ 14,441	$ 21,883
Operating expenses:				
Cost of products sold	645	794	1,209	3,591
Research and development	10,231	9,630	9,617	9,829
Sales, general and administrative	3,461	3,232	3,422	4,477
Total operating expenses	14,337	13,656	14,248	17,897
Interest income (expense), net	1,019	871	705	665
Income before income tax expense	1,194	1,200	898	4,651
Income tax expense	585	516	54	1,502
Net income	$ 609	$ 684	$ 844	$ 3,149
Basic net income per share	$ 0.02	$ 0.02	$ 0.03	$ 0.10
Diluted net income per share	$ 0.02	$ 0.02	$ 0.03	$ 0.10

	Three Months Ended			
2001	MAR. 31,	JUN. 30,	SEPT. 30,	DEC. 31,
Total revenues	$ 14,013	$ 15,370	$ 15,856	$ 14,781
Operating expenses:				
Cost of products sold	2,286	1,829	1,609	867
Research and development	10,305	9,998	9,752	8,663
Sales, general and administrative	2,874	3,003	3,306	3,341
Total operating expenses	15,465	14,830	14,667	12,871
Interest income (expense), net	1,667	1,426	1,468	896
Income before income tax expense	215	1,966	2,657	2,806
Income tax expense	35	259	457	555
Net income	$ 180	$ 1,707	$ 2,200	$ 2,251
Basic net income per share	$ 0.01	$ 0.06	$ 0.07	$ 0.07
Diluted net income per share	$ 0.01	$ 0.05	$ 0.07	$ 0.07

BOARD OF DIRECTORS

Steven Goldby
Chairman of the Board and Chief Executive Officer
Symyx Technologies, Inc.

Thomas R. Baruch
General Partner
CMEA Ventures

Samuel D. Colella
Managing Director
Versant Ventures

Martin S. Gerstel
Chairman
Compugen, Ltd.

Kenneth J. Nussbacher
Fellow
Affymetrix, Inc.

Mario M. Rosati
Partner
Wilson Sonsini Goodrich & Rosati

Peter G. Schultz, Ph.D.
Institute Director
Genomics Institute of the
Novartis Research Foundation

CORPORATE OFFICERS

Steven Goldby
Chairman of the Board and Chief Executive Officer

Isy Goldwasser
President and Chief Operating Officer

W. Henry Weinberg, Ph.D.
Senior Vice President and Chief Technical Officer

Jeryl L. Hilleman
Senior Vice President and Chief Financial Officer

CORPORATE HEADQUARTERS

3100 Central Expressway
Santa Clara, CA 95051

INTERNET ADDRESS

www.symyx.com

AUDITORS

Ernst & Young LLP
Palo Alto, California

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati
Palo Alto, California

COMMON STOCK

Listed on Nasdaq: "SMMX"

ANNUAL MEETING

May 29, 2003
9 a.m.
Symyx Technologies, Inc.
1263 East Arques Ave.
Sunnyvale, CA 94085

TRANSFER AGENT & REGISTRAR

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange Street
South St. Paul, Minnesota 55075-1139
1-800-468-9716

SEC FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be available without charge upon written request to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, CA 95051.

STOCKHOLDER INQUIRIES

Inquiries related to stock transfer or lost certificates should be directed to the Transfer Agent (800) 468-9716. General information regarding the Company can be obtained by contacting Symyx Technologies, Inc. Investor Relations department (408) 764-2000 or through our web site at www.symyx.com. Recent news releases can also be accessed on our web site.

PRICE RANGE OF COMMON STOCK

The Company's Common Stock trades on the Nasdaq Stock Market under the symbol SMMX. As of February 28, 2002 there were approximately 192 holders on record of the Company's Common Stock. No cash dividends have been paid on the Common Stock to date and the Company currently intends to retain any earnings for the development of the Company's business and does not expect to pay any cash dividends for the foreseeable future.

Highs and lows based on closing price only were as follows:

2001	Low	High
First Quarter	$11.81	$40.13
Second Quarter	$11.75	$28.33
Third Quarter	$11.66	$25.10
Fourth Quarter	$14.11	$21.83

2002	Low	High
First Quarter	$16.20	$27.20
Second Quarter	$12.02	$24.79
Third Quarter	$7.50	$14.25
Fourth Quarter	$9.32	$13.08


Symyx®

Symyx Technologies, Inc. 3100 Central Expressway Santa Clara, CA 95051 TEL 408.764.2000 FAX 408.748.0175 www.symyx.com